PB 3/24

[redacted]

12012687

SECU. MMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123

SEC FILE NUMBER
8-67002

ANNUAL AUDITED REPORT
FORM X 17A 5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a 5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) **AND ENDING** 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Dalmore Group, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Green Place
(No. and Street)

Woodmere (City) NY (state) 11598 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Seidel 212-557-3797
(Area Code Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name if individual, state *last, first, middle name*)

110 Wall Street, 11th Floor (Address) New York (City) NY (state) 10005 (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240 17a 5(e)(2).*

SEC 1410 (3 91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I Oscar Siedel **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of** Dalmore Group, LLC **as of** December 31 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:**

KEN ALTMAN
Notary Public - State of New York
No. 01AL6207042
Qualified in Nassau County
My Commission Expires June 8, 2013

02/21/12

Notary Public

Signature

President

Title

This report contains (check all applicable boxes):**
[X] (a) Facing page-
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3 3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3 1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3 3.
[X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- - solidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a 5(e)(3).*

DALMORE GROUP, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2011

Contents

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Member
Dalmore Group, LLC
New York, New York

We have audited the accompanying financial condition of Dalmore Group, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member capital, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dalmore Group, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
February 3, 2012

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

DALMORE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets		
Cash	$	10,482
Prepaid expenses		2,028
Total assets	**$**	**12,510**
Liabilities and Member Capital		
Liabilities		
Accounts and accrued expenses payable	$	3,957
Total liabilities		**3,957**
Member's capital		
Member capital		8,553
Total member's capital		**8,553**
Total liabilities and member capital	**$**	**12,510**

The accompanying notes are an integral part of the financial statements.

DALMORE GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2011

Revenue	
Advisory fees	$ 294,982
Private placement fees	7,982
Total revenue	**302,964**
Expenses	
Professional fees	7,200
Regulatory fees	15,099
Commission	293,580
Email archiving	1,760
Rent	4,000
Insurance	308
Bank charges	93
Total expenses	**322,040**
Net (loss)	**$ (19,076)**

The accompanying notes are an integral part of the financial statements.

DALMORE GROUP, LLC
STATEMENT OF CHANGES IN MEMBER CAPITAL
FOR THE YEAR ENDED
DECEMBER 31, 2011

Member capital, beginning	$	22,129
Capital contributions		5,500
Net loss		(19,076)
Member capital, December 31, 2011	**$**	**8,553**

The accompanying notes are an integral part of the financial statements.

DALMORE GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2011

Cash flows from operating activities		
Net loss	$	(19,076)
Changes in operating assets and liabilities		
Decrease in prepaid expenses		9,344
Increase in accounts and accrued expenses payable		513
Net cash used in operating activities		**(9,219)**
Cash flows from financing activities		
Capital contribution from member		5,500
Net cash provided by financing activities		**5,500**
Decrease in cash		**(3,719)**
Cash, beginning of year		14,201
Cash, end of year	**$**	**10,482**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest expense		-

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION

Dalmore Group, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2005 in the State of New York.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on their individual tax return.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 3 – OPERATING LEASE

The Company subleases its facility from its single member, Oscar Seidel, for $1,000 per month under a month-to-month arrangement. In May2011, the Company moved its office to the officer's home and pays no rent.

DALMORE GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net capital		
Total equity capital	$	8,553
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		2,028
Net capital before haircuts and undue concentration on securities positions		**6,525**
Haircuts and undue concentration on securities positions		--
	$	**6,525**
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	3,957
	$	**3,957**
Ratio: aggregate indebtedness to net capital		.61 to 1
Computation of basis net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 100%	$	1,525

Reconciliation of December 31, 2011 audited computation of net capital and Company's unaudited December 31, 2011 Part IIA filing.

Unaudited December 31, 2011 net capital per December 31, 2011 Part IIA filing	$	6,525
Audit adjustments		--
Net capital	**$**	**6,525**

The accompanying notes are an integral part of the financial statements.

DALMORE GROUP, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The accompanying notes are an integral part of the financial statements.

DALMORE GROUP, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2011

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The accompanying notes are an integral part of the financial statements.

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control

To the Member
Dalmore Group, LLC
New York, New York

In planning and performing our audit of the financial statements of Dalmore Group, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
February 3, 2012

DALMORE GROUP, LLC
SUPPLEMENTAL SIPC REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2011

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Member
Dalmore Group, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation (SIPC) assessments and payments of Dalmore Group, LLC for the year ended December 31, 2011, which were agreed to by Dalmore Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Dalmore Group LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dalmore Group LLC's management is responsible for Dalmore Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries, noting no differences;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2011 to December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7), noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of the opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
February 3, 2012

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

DALMORE GROUP, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2011
SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 757
Less Payment Made:			
	Date Paid	Amount	
	11/01/11	$20	20
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$ 737
Payment made with Form SIPC 7			$ 737

See independent accountant's report.

DALMORE GROUP, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2011

Total revenue		$ 302,964
Additions:		
Various (list)		
Total additions		$ --
Deductions:		
Other		--
Total deductions		$ --
SIPC NET OPERATING REVENUES		$ 302,964
GENERAL ASSESSMENT @ .0025		$ 757

See independent accountant's report.

OMB APPROVAL

OMB Number: 3235-0123
SEC FILE NUMBER
8-67002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X 17A 5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a 5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) **AND ENDING** 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Dalmore Group, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Green Place

(No. and Street)

Woodmere	NY	11598
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Seidel — 212-557-3797
(Area Code Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP

(Name if individual, state *last, first, middle name)*

110 Wall Street, 11th Floor	New York	NY	10005
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240 17a 5(e)(2).*

SEC 1410 (3 91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Oscar Siedel swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dalmore Group, LLC as of December 31 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEN ALTMAN
Notary Public - State of New York
No. 01AL6207042
Qualified in Nassau County
My Commission Expires June 8, 2013

02/21/12

Notary Public

Signature

President

Title

KEN ALTMAN
Notary Public - State of New York
No. 01AL6207042
Qualified in Nassau County
My Commission Expires June 8, 2013

This report** contains (check all applicable boxes):
[X] (a) Facing page-
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3 3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3 1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3 3.
[X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- - solidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a 5(e)(3).*